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SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: August 28, 2003	By	/s/ NORIE C. CAMPBELL
	Name:	Norie C. Campbell
	Title:	Associate Vice President

Thursday, August 28, 2003

TD BANK FINANCIAL GROUP
DECLARES DIVIDENDS

TORONTO — The Toronto-Dominion Bank today announced that a dividend in an amount of thirty-two cents (32¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending October 31, 2003, payable on and after October 31, 2003 to shareholders of record at the close of business on September 18, 2003. This represents an increase in the quarterly dividend of 4 cents or 14 percent compared with last quarter.

In lieu of cash, holders of TD Bank common shares may choose to reinvest their dividends in common shares of the Bank in accordance with the Dividend Reinvestment Plan (the "Plan").

At the option of the Bank, purchases of such shares can be made in the open market or issued by the Bank from treasury. At this time, the Bank has elected to issue shares from treasury at a 2 1/2% discount to the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise.

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or on the Bank's website, www.td.com, under Investor Information (Shares and Debt Information). Beneficial or non-registered holders of TD Bank common shares must contact their financial institution or broker to participate.

In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on September 17, 2003. Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

TD Bank also announced that dividends have been declared on the following Non-cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after October 31, 2003 to shareholders of record at the close of business on October 8, 2003:

•    Series H, in an amount per share of $0.44375;

•    Series I, in an amount per share of $0.01;

•    Series J, in an amount per share of $0.31875;

•    Series M, in an amount per share of $0.29375; and

•    Series N, in an amount per share of $0.2875.

For more information contact:	Kim Japp-Delaney Manager, Shareholder Relations Legal Department (416) 944-5743 Toll free 1-866-756-8936
Neil Parmenter Senior Manager, External Communications Corporate & Public Affairs (416) 308-0836

TD BANK FINANCIAL GROUP REPORTS THIRD QUARTER RESULTS: VERY STRONG QUARTER DRIVEN BY SOLID PERFORMANCE

        The following news release provides an overview of the Bank's third quarter financial results, and should be read in conjunction with Management's Discussion and Analysis for the quarter. All figures reported in Canadian dollars. For financial results, which include both operating cash and reported earnings, please see table under the "How the Bank Reports" section on page 3.

Third Quarter Financial Highlights

  •
  On a reported basis1, diluted earnings per share were $.73, compared with loss per share of $.46 for the second quarter ended April 30, 2003 and loss per share of $.67 for the same period last year.

  •
  On an operating cash basis2, diluted earnings per share were $.91, compared with loss per share of $.26 for the second quarter ended April 30, 2003 and loss per share of $.46 for the same period last year.

  •
  On a reported basis, return on total common equity for the quarter was 17.1%, compared with (10.5)%, for the second quarter ended April 30, 2003 and (13.9)% for the same quarter last year.

  •
  On an operating cash basis, return on total common equity for the quarter was 21.4%, compared with (6.0)% for the second quarter ended April 30, 2003 and (9.5)% for the same quarter last year.

  •
  Reported net income was $501 million for the quarter, compared with reported net loss of $273 million for the second quarter ended April 30, 2003 and reported net loss of $405 million for the same quarter last year.

  •
  Operating cash basis net income was $620 million, compared with operating cash basis net loss of $146 million for the second quarter ended April 30, 2003 and operating cash basis net loss of $269 million for the same quarter last year.

TORONTO, August 28, 2003 — TD Bank Financial Group (TDBFG) today announced its financial results for the third quarter ended July 31, 2003. Results for the quarter reflect strong earnings growth in Personal and Commercial Banking, enhanced profitability in Wealth Management driven by stronger trading volumes, and continued progress in the Wholesale Bank. The Bank also announced an increase in the quarterly dividend of 4 cents to 32 cents representing an increase of 14 percent per fully paid common share for the quarter ended October 31, 2003, payable on or after October 31, 2003.

        "Personal and Commercial Banking continues to significantly drive our earnings growth and I am encouraged by the strong contribution from Wealth Management and positive results from the Wholesale Bank this quarter," said W. Edmund Clark, TD Bank Financial Group President and Chief Executive Officer. "I am pleased that the Board of Directors has decided to increase the dividend which is reflective of their confidence in our ability to deliver consistent, sustainable earnings." Clark also noted that the Bank's Tier 1 capital position had improved to 9.7% for the quarter, up from 8.8% at the end of last quarter and 7.7% at the end of Q3 2002.

        "Very strong results this quarter reflect solid performance of core businesses in line with our strategies. These results also include tax refund interest ($55 million pre-tax), and other tax adjustments ($13 million net), the final restructuring charge in TD Waterhouse International ($5 million) and a sectoral provision release of $40 million pre-tax," said Clark.

Third Quarter Business Segment Performance

Personal and Commercial Banking

        The Personal and Commercial Banking operations of TD Canada Trust delivered strong results for the quarter, maintaining excellent year-over-year earnings growth.

        "This quarter saw significant volume growth in real estate secured lending," said Clark. "This volume growth is encouraging in light of intense competition in the current environment."

        TD Canada Trust remains focused on improving efficiencies and expense reduction, while maintaining high levels of customer satisfaction. The third quarter saw an improvement in revenue growth and expense reduction, moving the efficiency ratio to 58.3% compared with 60.3% for the same quarter a year ago.

Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

2
Operating cash basis and reported results referenced in this report are explained in detail on page 3 under the "How the Bank Reports" section.

        Credit quality also improved in the third quarter, particularly in the personal lending side of the business. Credit loss improvements were largely attributable to post-integration benefits and enhanced risk management processes.

        Following the quarter, TDBFG announced an agreement with Laurentian Bank to acquire 57 retail branches of Laurentian Bank in Ontario and Western Canada. Subject to regulatory approval, the deal is expected to close by October 31, 2003.

        "This acquisition allows us to extend our franchise and bolster our presence in key markets in Ontario and Western Canada," said Clark. "The acquisition is expected to be positive but not material to TDBFG's earnings in the first year."

Wealth Management

        The Bank's Wealth Management business continued to deliver on its strategies in the third quarter. Net income increased by more than four and a half times over the same quarter last year. TD Waterhouse's efforts to improve profitability per trade in discount brokerage, coupled with strong gains in North American trading volumes resulted in improved results for its discount brokerage business. Internationally TD Waterhouse is on track to reaching break-even in 2004, having achieved break-even results on an annualized basis for the month of July.

        "In North America, our discount brokerage operations' earnings improved as we translated robust growth in trading volumes this quarter into strong earnings results, particularly in the United States," explained Clark. "We also saw solid growth in assets under administration."

        Outside of North America, the quarter saw TDBFG change its position in Hong Kong and Singapore from operator to minority investor and a decision to exit the stock brokerage and asset management businesses in India. TD Waterhouse is now more focused on its international operations in the United Kingdom.

        "I am pleased with the continued improvements in profitability across our Wealth Management businesses," said Clark. "We will continue to leverage our strengths to ensure the Wealth Management businesses in North America and the United Kingdom have the capacity to deliver a greater contribution to future earnings."

Wholesale Bank

        The Wholesale Bank continued to make progress in delivering on its strategy of focusing on core clients and products, and in exiting the non-core loan portfolio. The quarter was marked by strong investment banking results driven by increased demand for financings and equity products. Trading-related revenues were weaker reflecting poor liquidity in equity structured products. Loan revenue continued to decline in line with declining asset volumes and hedging activities.

        No provisions for credit losses were incurred in the core loan portfolio. The core loan portfolio purchased over $1.5 billion in credit protection in the quarter at an annualized cost of $19 million. The non-core portfolio released $40 million in sectoral provisions. Impaired loan formations in the non-core portfolio were higher, but were in line with expectations. Overall the credit environment improved substantially in the quarter.

        "The core business is executing on plan and I am confident in our ability to meet our operating earnings expectations for the year," said Clark. "We have reduced the Wholesale Bank's risk profile considerably and I am satisfied with the progress we have made in exiting loans in our non-core portfolio."

Conclusion

        "This quarter demonstrates that we have the right strategies and more importantly, we can execute them effectively to drive greater and more sustainable value for shareholders," said Clark. "Our focus on shareholder value underpins all of our key business strategies and we expect to maintain earnings momentum as we continue to execute these strategies in the quarters ahead."

        (As reported Thursday, August 28, 2003)

        From time to time, TD makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding TD's objectives and strategies to achieve them, the outlook for TD's business lines, and TD's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "may" and "could". By their very nature, these statements are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed in the management's discussion and analysis section of this report and other regulatory filings made in Canada and with the SEC; legislative and regulatory developments; the degree of competition in the markets in which TD operates, both from established competitors and new entrants; technological change; changes in government and economic policy including as to interest rates; the health of the global economic, business and capital markets environments; and management's ability to anticipate and manage the risks associated with these factors and execute TD's strategies. This list is not exhaustive. Other factors could also adversely affect TD's results. All such factors should be considered carefully when making decisions with respect to TD, and undue reliance should not be placed on TD's forward-looking statements. TD does not undertake to update any forward-looking statements, written or oral, that may be made from time to time by or on our behalf.

Management's Discussion and Analysis of Operating Performance

How the Bank Reports

        The Bank prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) and are presented on pages 8 to 15 of this Third Quarter Report to Shareholders. The Bank refers to results prepared in accordance with GAAP as the "reported basis".

        In addition to presenting the Bank's results on a reported basis, the Bank utilizes the "operating cash basis" to assess each of its businesses and to measure overall Bank performance against targeted goals. The definition of operating cash basis begins with the reported GAAP results and then excludes the impact of special items and non-cash charges related to identified intangible amortization from business combinations. There were no special items in the first, second and third quarters of fiscal 2003. For fiscal 2002, the only special item excluded was a gain on sale of the Bank's mutual fund record keeping and custody business in the first and third quarter 2002. The Bank views special items as transactions that are not part of the Bank's normal daily business operations and are therefore not indicative of underlying trends. The Bank's non-cash identified intangible amortization charges relate to the Canada Trust acquisition in fiscal 2000. The Bank has excluded non-cash amortization charges related to identified intangibles as it ensures comparable treatment between periods and comparable treatment with goodwill. Consequently, the Bank believes that the operating cash basis provides the reader with an understanding of the Bank's results that can be consistently tracked from period to period.

        The goodwill impairment recorded by the Bank in the second quarter 2003 relating to the international unit of its wealth management business and its U.S. equity options business was not considered a special item for exclusion when determining the operating cash basis results. Restructuring costs are reviewed by the Bank on a case-by-case basis to determine whether they are deemed special items. The restructuring charges recognized by the Bank in the second quarter 2003, related to the international unit of its wealth management business and its U.S. equity options business, were not considered special items given that they were incurred as part of the rationalization of the existing businesses and not as part of an acquisition which the Bank would normally consider as a special item.

        As explained, operating cash basis results are different from reported results determined in accordance with GAAP. The term "operating cash basis results" is not a defined term under GAAP, and therefore may not be comparable to similar terms used by other issuers. The table below provides a reconciliation between the Bank's operating cash basis results and its reported results.

Net Income

        Operating cash basis net income for the quarter was $620 million, compared with operating cash basis net loss of $269 million for the same quarter last year. On an operating cash basis, basic earnings per share were $.92 and diluted earnings per share were $.91 this quarter, compared with loss per share of $.46 in the same quarter last year. Operating cash basis return on total common equity was 21.4% for the quarter as compared with (9.5)% last year. Operating cash basis return on invested capital was 17.6% for the quarter compared with (8.2)% in the same quarter a year ago. Invested capital is equal to common equity plus the cumulative amount of goodwill and intangible assets amortized as of the reporting date.

        Reported net income was $501 million for the third quarter, compared with a reported net loss of $405 million in the same quarter last year. Reported basic earnings per share were $.74 and reported diluted earnings per share were $.73 for the quarter, compared with loss per share of $.67 in the same quarter last year. Reported return on total common equity was 17.1% for the quarter compared with (13.9)% last year.

Reconciliation of Operating Cash Basis Results to Reported Results

	For the three months ended		For the nine months ended
(unaudited, in millions of dollars)	July 31 2003	July 31 2002	July 31 2003	July 31 2002
Net interest income (TEB)	$1,460	$1,452	$4,405	$4,081
Provision for credit losses	(59)	(1,250)	(269)	(1,975)
Other income	1,193	1,016	3,330	3,835
Non-interest expenses	(1,697)	(1,641)	(5,807)	(5,119)

Income (loss) before provision for (benefit of) income taxes and non-controlling interest in net income of subsidiaries	897	(423)	1,659	822
Provision for (benefit of) income taxes (TEB)	254	(167)	636	199
Non-controlling interest in net income of subsidiaries	(23)	(13)	(69)	(48)

Net income (loss) — operating cash basis	$620	$(269)	$954	$575
Preferred dividends	(21)	(23)	(66)	(70)

Net income (loss) applicable to common shares — operating cash basis	$599	$(292)	$888	$505
Gain on sale of mutual fund record keeping and custody business, net of income taxes	—	18	—	32

Net income (loss) applicable to common shares — cash basis	599	(274)	888	537
Non-cash intangible amortization, net of income taxes	(119)	(154)	(379)	(478)

Net income (loss) applicable to common shares — reported basis	$480	$(428)	$509	$59

(dollars)
Basic net income (loss) per common share — operating cash basis	$.92	$(.46)	$1.37	$.79
Diluted net income (loss) per common share — operating cash basis	.91	(.46)	1.36	.78
Basic net income (loss) per common share — reported basis	.74	(.67)	.78	.09
Diluted net income (loss) per common share — reported basis	.73	(.67)	.78	.09

Certain comparative amounts have been reclassified to conform with current year presentation.

        For the nine months ended July 31, 2003, operating cash basis net income was $954 million compared with $575 million for the same period last year. On an operating cash basis, basic earnings per share were $1.37, compared with basic earnings per share of $.79 in the same period last year and diluted earnings per share were $1.36, compared with diluted earnings per share of $.78 last year. Operating cash basis return on total common equity was 10.4% for the nine months ended July 31, 2003 compared with 5.5% for the same period last year. Operating cash basis return on invested capital was 8.6% for the nine months ended July 31, 2003 compared with 4.8% in the same period a year ago.

        Reported net income was $575 million for the nine months ended July 31, 2003 compared with net income of $129 million in the same period last year. Reported basic and diluted earnings per share were $.78 for the nine months ended July 31, 2003 compared with $.09 last year. Reported return on total common equity was 6.0% for the nine months ended July 31, 2003, compared with .6% last year.

        The Bank's total economic profit was $227 million in the third quarter 2003 compared with an economic loss of $692 million in the same quarter last year. The Bank's total economic loss for the nine months ended July 31, 2003 was $234 million compared with a total economic loss of $675 million in the same period a year ago. The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit (loss) is operating cash basis net income (loss) applicable to common shares after providing a charge for invested capital.

Net Interest Income

        Net interest income is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income such as dividends is adjusted to its before tax value. Net interest income (TEB) was $1,460 million this quarter, a year-over-year increase of $8 million or 1%. The increase relates to interest income from income tax refunds and lower securitization adjustments. In addition, the increase in net interest income partially relates to Personal and Commercial Banking where personal loan volumes — excluding securitizations — increased $4 billion from a year ago. These increases were somewhat offset by a decrease in net interest income at the Wholesale Bank as a result of decreased interest income from trading activities and lower lending assets during the quarter. Net interest income excluding the TEB adjustment was $1,402 million this quarter, a year-over-year decrease of $2 million.

        For the nine months ended July 31, 2003, net interest income (TEB) was $4,405 million, an increase of $324 million or 8% over the same period last year. The increase in net interest income relates to interest income from income tax refunds and lower securitization adjustments. In addition, the increase is due to increased income from trading activities in the Wholesale Bank which was partially offset by lower net interest income in non trading activities due to lower assets. Net interest income excluding the TEB adjustment for the nine months ended July 31, 2003 was $4,237 million, an increase of $325 million compared with the same period last year.

Other Income

        Other income on an operating cash basis was $1,193 million for the quarter, an increase of $177 million or 17% from the same quarter last year, after excluding the special gain from the sale of the Bank's custody business in the third quarter 2002. In the third quarter 2002, the Bank sold its custody business and recorded a pre-tax gain of $22 million. The Bank has excluded this special gain in analyzing its performance as it is not a recurring event. Reported other income was $1,193 for the quarter, an increase of $155 million or 15% from the same period last year.

        During the quarter, trading income reported in other income increased by $54 million compared with the same quarter last year, while trading-related income generated by the Wholesale Bank — which is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income — was $204 million for the quarter, a decrease of $14 million or 6% compared with a year ago. The decrease over last year is primarily due to lower trading revenues in equity structured products. The investment securities portfolio realized net gains of $18 million this quarter compared with losses of $8 million in the same quarter last year due to lower securities' write downs. Overall, the investment securities portfolio continues to have a surplus over its book value of $354 million compared with $228 million at the end of 2002. Underwriting fees increased by $26 million or 53% as compared with the same quarter a year ago, reflecting increased underwriting activities in both the equity and fixed income businesses. In addition, the increase in other income reflected an increase in discount brokerage fees and commissions of $25 million or 11% compared with the same quarter a year ago. This increase reflects an increase of 15% in average trades per day to 110,000 from 96,000 a year ago. Fees from card services and service charges increased $27 million or 13% over a year ago and insurance revenues increased by $17 million or 18%.

        For the nine months ended July 31, 2003, other income was $3,330 million, a decrease of $505 million or 13% compared with the same period last year, after excluding the special gain from the sale of the Bank's mutual fund record keeping and custody business in the first and third quarters of 2002. In the first and third quarters of 2002, the Bank sold its mutual fund record keeping and custody business and recorded a pre-tax gain of $18 million and $22 million, respectively. The Bank has excluded these special gains in analyzing its performance as they are not recurring events. Reported other income was $3,330 million for the nine months ended July 31, 2003, a decrease of $545 million or 14% from the same period last year.

        For the nine months ended July 31, 2003, trading income reported in other income decreased by $339 million or 73% compared with last year, while trading-related income generated by the Wholesale Bank was $912 million for the period, a decrease of $111 million or 11% compared with the same period last year. The decrease reflects a decline in market activity levels across equity and interest rate products compared with last year. The investment securities portfolio realized no net gains or losses for the nine months ended July 31, 2003 compared with gains of $40 million in the same period last year. The decrease is primarily attributable to market conditions. The decline in other income for the nine months ended July 31, 2003 also reflected a decrease in discount brokerage fees and commissions of $26 million or 4% and a decrease of $20 million or 5% in income from mutual fund management. Also contributing to the decline in other income were write downs of $39 million during the second quarter of 2003, resulting from other than temporary impairments in certain international wealth management joint ventures. Somewhat offsetting the decline in other income was a year-over-year increase in fees from card services and service charges of $59 million or 9% and an increase in insurance revenues of $26 million or 9% as compared with the same period last year.

Non-Interest Expenses

        Total operating cash basis expenses for the quarter increased by $56 million to $1,697 million from the same quarter last year. The increase in expenses is primarily related to increased variable compensation expenses in the Wholesale Bank compared with the same quarter last year. Operating cash basis expenses exclude non-cash identified intangible amortization. On a reported basis, expenses increased by $1 million from a year ago to $1,883 million. In the third quarter 2003, the impact of non-cash identified intangible amortization on the Bank's reported expenses was $186 million compared with $241 million in the same quarter a year ago. Beginning in fiscal 2003, the Bank has applied the fair value method of accounting for stock options and recorded an expense of $2 million this quarter.

        On an operating cash basis, the Bank's overall efficiency ratio improved to 64.0% in the current quarter from 66.5% the same quarter a year ago. The Bank's consolidated efficiency ratio is impacted by shifts in its business mix. The efficiency ratio is viewed as a more relevant measure for Personal and Commercial Banking, which had an efficiency ratio, excluding amortization of intangibles, of 58.3% this quarter as compared with 60.3% a year ago. During the quarter, the method used to calculate the efficiency ratio for Personal and Commercial Banking was changed to no longer exclude the funding costs for the acquisition of Canada Trust. On a reported basis, the Bank's overall efficiency ratio improved to 72.6% from 77.1% in the same quarter a year ago.

        For the nine months ended July 31, 2003, operating cash basis expenses increased $688 million to $5,807 million compared with the same period last year. The increase in expenses is primarily a result of $624 million in goodwill write downs related to the international unit of the Bank's wealth management business and its U.S. equity options business in the Wholesale Bank recognized in the second quarter of 2003. During the second quarter 2003, the Bank reviewed the value of goodwill assigned to these businesses and determined that an impairment in value had occurred. In addition, during the second quarter 2003 the Bank determined that it was necessary to restructure these operations and as a result recorded $87 million in restructuring costs in the second quarter and $5 million in the third quarter 2003. On a reported basis, expenses increased by $513 million from a year ago to $6,404 million. The impact of non-cash identified intangible amortization on the Bank's reported expenses for the nine months ended July 31, 2003 was $597 million compared with $772 million in the same period a year ago. For the nine months ended July 31, 2003, the expense related to stock options included in non-interest expenses was $7 million. On an operating cash basis, the Bank's overall efficiency ratio for the nine months ended July 31, 2003 weakened to 75.1% from 64.7% the same period a year ago. On a reported basis, the Bank's overall efficiency ratio for the nine months ended July 31, 2003 weakened to 84.6% from 75.7% in the same period a year ago.

Taxes

        The Bank's operating cash basis effective tax rate, on a taxable equivalent basis, was 28.3% for the quarter compared with 39.5% in the same quarter a year ago. The change in the effective tax rate is due to a change in the Bank's business mix, the reduction of statutory tax rates and tax adjustments this quarter. On a reported basis, the effective tax rate was 19.8% for the quarter compared with 43.2% a year ago.

        For the nine months ended July 31, 2003, the Bank's operating cash basis effective tax rate, on a taxable equivalent basis, was impacted by the goodwill and joint venture write downs recorded in the second quarter of 2003. As portions of these write downs are not tax-effected for reporting purposes, the provision for income taxes as a percentage of pre-tax income is not considered a meaningful measure for this period.

Balance Sheet

        Total assets were $302 billion at the end of the third quarter, $24 billion or 9% higher than as at October 31, 2002. Increased securities volumes from securities purchased under resale agreements and trading securities represented $14 billion and $12 billion of the increase, respectively. As compared with year end, personal loans, including securitizations, increased by $4 billion to reach $47 billion. At the end of the third quarter, residential mortgages, including securitizations, increased by $3 billion to reach $70 billion as compared with year end. Bank-originated securitized assets not included on the balance sheet amounted to $18 billion compared with $15 billion at October 31, 2002.

        Wholesale deposits increased by $3 billion and securities sold short or under repurchase agreements increased by $8 billion as compared with October 31, 2002. Personal non-term deposits increased by $2 billion and personal term deposits increased by $1 billion compared with October 31, 2002, to $53 billion and $51 billion, respectively.

Managing Risk

Credit Risk and Provision for Credit Losses

        During the quarter, the Bank expensed $59 million through the provision for credit losses, compared with $1,250 million in the same quarter last year. The provision for credit losses during the quarter related primarily to the Personal and Commercial Bank and included a reversal of $40 million in sectoral allowances previously established for the non-core portfolio of the Wholesale Bank. In addition, the Bank transferred $95 million from sectoral allowances to specific allowances. For the nine months ended July 31, 2003, the Bank expensed $269 million through the provision for credit losses compared with $1,975 million for the same period last year. During the nine months ended July 31, 2003, the Bank transferred $501 million from sectoral allowances to specific allowances. The total allowance for credit losses (specific, general and sectoral allowances) exceeded gross impaired loans by $643 million at the end of the quarter, compared with a $975 million excess at October 31, 2002.

Interest Rate Risk

        The objective of interest rate risk management is to ensure stable and predictable earnings are realized over time. In this context, the Bank has adopted a "fully-hedged" approach to profitability management for its asset and liability positions. Key aspects of this approach are:

  •
  minimizing the impact of interest rate risk on net interest income and economic value within Personal and Commercial Banking; and

  •
  measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.

        The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2003, an immediate and sustained 100 basis point increase in rates would have decreased the economic value of shareholders' equity by $33 million after-tax.

Liquidity Risk

        The Bank holds a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions as well as under various stress test scenarios with a base case scenario that defines the minimum amount of liquidity that must be held at all times. This base case scenario provides coverage for 100% of our unsecured wholesale debt coming due as well as other potential deposit run-off and contingent liabilities for a period of 30 days. As of July 31, 2003, our consolidated surplus liquid asset position under the base case scenario at 30 days was $15.6 billion in Canadian dollars, compared with a position of $5.5 billion at October 31, 2002. The Bank ensures that it meets the requirements by managing its cash flows and holding highly liquid assets in Canadian and U.S. dollars as well as other foreign currencies that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring the prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

Market Risk

        The Bank manages market risk in its trading books by using several key controls. The Bank's market risk policy sets out detailed limits for each trading business, including Value at Risk (VaR), stress test, stop loss, and limits on profit and loss sensitivity to various market factors. Policy controls are augmented by active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold which should not be exceeded on average more than once in 100 days. It is also the basis for regulatory capital for market risk. The table on the following page presents average and end-of-quarter VaR usage for the three and nine month periods ended July 31, 2003, as well as the fiscal 2002 average. The Bank backtests its VaR by comparing it to daily net trading revenue.

        For both the three and nine month periods ended July 31, 2003, daily net trading revenues were positive for 95.5% and 97.4% of the trading days, respectively. Losses never exceeded the Bank's statistically predicted VaR for the total of our trading-related businesses.

Value at Risk Usage — Wholesale Bank

	For the three months ended	For the three months ended	For the nine months ended	For the twelve months ended
(millions of dollars)	July 31 2003 As at	July 31 2003 Average	July 31 2003 Average	Oct. 31 2002 Average
Interest rate risk	$(19.5)	$(19.2)	$(17.2)	$(17.5)
Equity risk	(4.9)	(7.5)	(7.2)	(11.1)
Foreign exchange risk	(2.7)	(3.3)	(3.3)	(2.1)
Commodity risk	(1.1)	(.9)	(.8)	(.4)
Diversification effect	10.2	12.0	10.6	10.4

Global Value at Risk	$(18.0)	$(18.9)	$(17.9)	$(20.7)

Capital

        As at July 31, 2003, the Bank's Tier 1 capital ratio was 9.7%, compared with 8.1% at October 31, 2002. Risk-weighted assets decreased by $7 billion or 5.5% as compared with year end. In addition, Tier 1 capital increased by $1 billion or 13.4% as compared with October 31, 2002, thereby improving our Tier 1 capital ratio. In addition, total capital increased by $2 billion or 13.4% as compared with year end.

        During the quarter, the Bank redeemed US$175 million in Class A Preferred Shares, Series G. During the second quarter of 2003, the Bank redeemed $150 million in Class A Preferred Shares, Series K and US$50 million in Class A Preferred Shares, Series L and issued $350 million in Class A Preferred Shares, Series M and $200 million in Class A Preferred Shares, Series N.

Management's Discussion and Analysis of TD's Businesses

        The Bank's operations and activities are organized around the following operating business segments: Personal and Commercial Banking, Wholesale Bank and Wealth Management. Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on cash basis net income, return on invested capital and economic profit. Cash basis results exclude non-cash charges related to identified intangible amortization from business combinations. Results which include special items and identified intangible amortization for the Bank are discussed in the "How the Bank Reports" section of the Management's Discussion and Analysis of Operating Performance on page 3. For further details see Note 3 of the Bank's Consolidated Interim Financial Statements.

Personal and Commercial Banking

        Cash basis net income of $335 million for the third quarter increased by a strong $53 million or 19% from the prior year driven by a spread of over three percentage points between revenue and expense growth along with lower credit losses. The net income growth, along with a modest increase of 3% in invested capital, resulted in the cash basis return on invested capital increasing from 16.7% last year to 19.3% in the current quarter. Economic profit also improved by $63 million over last year to $174 million for the quarter.

        Personal and Commercial Banking has made steady progress this year in revenue growth. This quarter's revenue growth was $39 million or 3% over last year compared with growth of 2% in the second quarter and 1% in the first quarter. Revenue growth this quarter was a result of solid lending and deposit volume growth; higher insurance income and higher transaction-based fees partly offset by lower margin and lower branch sales of Wealth Management products. Personal lending volume, including securitizations, grew $7 billion or 7%, primarily from real estate secured lending, and personal deposit volume grew $3 billion or 4%. Business deposits grew by $3 billion or 13% and originated gross insurance premiums grew by $83 million or 28%. Business loans and acceptances contracted by $1 billion or 6%. Margin decreased from the impact of the low interest rate environment on deposit margins and competitive pressure, particularly on mortgages and savings accounts.

        Provision for credit losses for the quarter decreased by $27 million or 20% compared with last year on improved credit quality and lower loss rates in the personal and small business portfolios. Provision for credit losses as a percent of lending volume (annualized) improved to .33% from .43% last year.

        Cash basis expenses decreased by $6 million or 1% compared with last year. Expense synergies from process improvements and branch mergers contributed to a 1,650 or 6% decrease in the overall average full-time equivalent personnel over last year. These personnel savings were offset in part by increases in salaries and severance costs as well as up-front costs associated with the closure of the Wal-Mart in-store branches scheduled for the fourth quarter. The progress made in achieving operational efficiencies is evident in the improvement in the cash basis efficiency ratio to 58.3% this quarter, two percentage points better than last year.

        Margin compression is expected to continue to be an issue for the foreseeable future given the outlook for short-term interest rates and continued price competition. In addition, we may see higher loan losses in our commercial portfolio going forward relating to the strong Canada/U.S. exchange rate. Our objective continues to be to aggressively grow earnings for Personal and Commercial Banking. Accordingly, we will continue to place emphasis on sustainable expense reductions through investments in operational efficiencies, and consider strategic investments that will grow our franchise. The recent agreement in principle to acquire 57 branches from Laurentian Bank represents a significant opportunity to grow our franchise and enhance market presence in Ontario and Western Canada. The agreement provides for the acquisition of the retail branches and a loan portfolio valued at approximately $2.0 billion and a deposit portfolio valued at approximately $1.9 billion for the purchase price premium of $112.5 million over net asset value. Subject to regulatory approvals, the deal is expected to close on October 31, 2003.

Wholesale Bank

        Wholesale Bank had a solid performance in the third quarter with cash basis net income of $172 million. For the second quarter of 2003, the Wholesale Bank reported a net loss of $120 million including the restructuring costs and goodwill impairment charges related to the U.S. equity options business, which resulted in a $422 million pre-tax charge ($289 million after-tax). In the third quarter of 2002, the Wholesale Bank reported a net loss of $542 million primarily as a result of establishing $1,132 million in provisions for credit losses. The cash basis return on invested capital for the quarter was 16.8% compared with (51.8)% in the same quarter last year. Economic profit for the quarter was $37 million compared with $(674) million in the same quarter last year.

        Wholesale Bank's revenues are derived primarily from corporate lending, capital markets and investing activities. Total revenue for the quarter was $547 million, compared with revenue of $531 million in the same quarter last year. Lending revenues were down from last year reflecting a reduction in lending assets and higher costs for purchasing credit protection. This is consistent with our strategy to reduce the capital and risk employed in the corporate lending portfolio. Stronger year-over-year capital markets revenues, which include advisory, underwriting, trading, facilitation and execution services, more than offset the decline in lending revenues. Equity underwriting revenues increased as a result of stronger market activity. Interest rate and credit derivatives trading revenues improved due to higher client activity and more stability in the debt capital markets. This was partially offset by weaker trading revenues in equity structured products. Revenues from investing activities were relatively flat year-over-year as higher securities gains were offset by declining asset levels and lower yields.

        The Wholesale Bank released $40 million of the sectoral provisions established for the non-core portfolio. No provisions for credit loss were established for the core portfolio in the quarter. The credit quality of the core portfolio remains strong as all loans within this portfolio are performing. In the third quarter of 2002, the Wholesale Bank reported provisions for credit losses of $1,132 million. This charge included $850 million of sectoral provisions for loan losses.

        Non-interest expenses were $317 million, compared with $248 million last year. The increase over last year is attributable to a significant reduction in variable compensation in the third quarter of last year due to the large provisions for credit losses established during the quarter.

        We have made good progress in managing the non-core portfolio. The portfolio has been reduced from $11.2 billion in outstanding loans at October 31, 2002 to $6.2 billion at July 31, 2003. The sectoral provision declined by $135 million in the quarter. The decline is due to transferring $95 million from the sectoral provision to establish specific reserves and $40 million release of the sectoral provision.

        Overall, the Wholesale Bank had a solid performance in the third quarter. While market conditions continue to be challenging, improvement was noted in the general level of corporate and market activity as some of the geopolitical uncertainties abated.

Wealth Management

        Wealth Management's third quarter cash basis net income was $82 million, an improvement of $381 million from the second quarter and $64 million from the same quarter last year. Included in the second quarter results was pre-tax $334 million of write downs and restructuring costs within TD Waterhouse International ($328 million after-tax). Cash basis net income in North America was $88 million, an increase of $43 million or 93% over the second quarter and an increase of $42 million or 91% over the same period last year. Results in North America have benefited from increased trading activity as investor confidence improves offset by foreign exchange. Net loss from International units was $6 million including restructuring expenses in the U.K. of $5 million. The cash basis return on invested capital for the quarter was 11.1% compared with 2.1% in the same quarter last year. Economic loss for the quarter was $6 million compared with $87 million last year.

        Total cash basis revenue increased $60 million or 11% from prior year to $584 million, and increased $136 million or 30% from prior quarter. Second quarter revenue included a loss of $39 million for write downs related to the TD Waterhouse International joint ventures. The remainder of the increase resulted primarily from increased discount brokerage trading activity with trades per day increasing 15% versus prior year and 40% over the second quarter. Current quarter results also benefited from the restructuring of TD Waterhouse International units, begun in 2002.

        Cash basis expenses were $465 million in the third quarter, a decrease of $261 million from the prior quarter and $15 million from the prior year. Included in the second quarter results were goodwill impairment charges and restructuring expenses of $295 million in TD Waterhouse International. Expenses for the North American operations decreased $7 million from the prior year as a result of reductions in the cost base of operations due to expense reduction initiatives and foreign exchange and increased from second quarter by $38 million reflecting premises and equipment write-offs in TD Waterhouse and higher trade-related costs.

        Assets under management totaled $113 billion, an increase of $3 billion over second quarter and $1 billion from October 31, 2002 due to the improvement in the capital markets. Assets under administration totaled $259 billion at the end of the third quarter, representing $25 billion in growth from October 31, 2002.

        Subsequent to the quarter end, trading volumes have declined but we are optimistic that once the traditionally slower summer months have passed, market activity will continue its upward trend into September. Wealth Management continues to focus on cost management and, as a result, is in a position to quickly contribute positively to the Bank results as market activity increases.

Corporate

        The Corporate segment includes non-controlling interests in subsidiaries, certain gains on dispositions of businesses, real estate investments, the effect of securitizations, treasury management, general provisions for credit losses, certain taxable equivalent adjustments, corporate level tax benefits and residual unallocated revenues and expenses.

        During the current quarter, the Corporate segment had an operating cash basis net income of $31 million. The results include interest income earned on income tax refunds of $35 million after-tax, securitization gain of $11 million after-tax and tax recoveries of $13 million. This income was offset by costs associated with net treasury activities and net unallocated revenues, expenses and taxes. The results for the third quarter of 2002, include a special gain of $18 million after-tax related to the sale of the Bank's custody business.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS
(unaudited, in millions of dollars)

	For the three months ended		For the nine months ended
	July 31 2003	July 31 2002	July 31 2003	July 31 2002
Interest income
Loans	$1,962	$2,006	$5,793	$5,798
Securities	819	892	2,609	2,797
Deposits with banks	59	43	141	91

	2,840	2,941	8,543	8,686

Interest expense
Deposits	1,052	1,187	3,240	3,565
Subordinated notes and debentures	59	50	165	145
Other obligations	327	300	901	1,064

	1,438	1,537	4,306	4,774

Net interest income	1,402	1,404	4,237	3,912
Provision for credit losses	59	1,250	269	1,975

Net interest income after credit loss provision	1,343	154	3,968	1,937

Other income
Investment and securities services	579	522	1,565	1,625
Credit fees	113	100	331	337
Net investment securities gains (losses)	18	(8)	—	40
Trading income (loss)	(19)	(73)	126	465
Service charges	168	151	476	439
Loan securitizations	60	63	161	165
Card services	74	64	205	183
Insurance	112	95	301	275
Trust fees	19	18	55	58
Gain on sale of mutual fund record keeping and custody business	—	22	—	40
Write down of investment in joint ventures	—	—	(39)	—
Other	69	84	149	248

	1,193	1,038	3,330	3,875

Net interest and other income	2,536	1,192	7,298	5,812

Non-interest expenses
Salaries and employee benefits	959	868	2,817	2,764
Occupancy including depreciation	178	154	483	451
Equipment including depreciation	150	172	473	490
Amortization of intangible assets	186	241	597	772
Restructuring costs (Note 7)	5	—	92	—
Goodwill impairment (Note 8)	—	—	624	—
Other	405	447	1,318	1,414

	1,883	1,882	6,404	5,891

Income (loss) before provision for (benefit of) income taxes	653	(690)	894	(79)
Provision for (benefit of) income taxes	129	(298)	250	(256)

Net income (loss) before non-controlling interest in subsidiaries	524	(392)	644	177
Non-controlling interest in net income of subsidiaries	23	13	69	48

Net income (loss)	501	(405)	575	129
Preferred dividends	21	23	66	70

Net income (loss) applicable to common shares	$480	$(428)	$509	$59

Average number of common shares outstanding (millions)
Basic	651.3	641.5	648.5	640.3
Diluted	655.3	646.6	652.4	646.8
Earnings (loss) per common share
Basic	$.74	$(.67)	$.78	$.09
Diluted	.73	(.67)	.78	.09

Certain comparative amounts have been reclassified to conform with current year presentation.

CONSOLIDATED INTERIM BALANCE SHEET
(unaudited, in millions of dollars)

	As at
	July 31 2003	Oct. 31 2002
Assets
Cash resources
Cash and non-interest-bearing deposits with other banks	$1,548	$1,902
Interest-bearing deposits with other banks	6,265	4,636

	7,813	6,538

Securities purchased under resale agreements	26,643	13,060

Securities
Investment	28,359	28,802
Trading	65,000	53,395

	93,359	82,197

Loans (net of allowance for credit losses)
Residential mortgages	53,667	52,784
Consumer instalment and other personal	39,869	36,332
Business and government	26,542	33,511

	120,078	122,627

Other
Customers' liability under acceptances	7,030	7,719
Trading derivatives' market revaluation	27,767	25,739
Intangible assets	2,786	3,383
Goodwill (Note 8)	2,323	3,134
Land, buildings and equipment	1,443	1,634
Other assets	12,973	12,009

	54,322	53,618

Total assets	$302,215	$278,040

Liabilities
Deposits
Personal	$104,455	$100,942
Banks	19,303	16,800
Business and government	74,870	71,448

	198,628	189,190

Other
Acceptances	7,030	7,719
Obligations related to securities sold short	19,683	17,058
Obligations related to securities sold under repurchase agreements	13,820	8,655
Trading derivatives' market revaluation	27,409	25,954
Other liabilities	16,305	10,830

	84,247	70,216

Subordinated notes and debentures (Note 5)	5,143	4,343

Non-controlling interest in subsidiaries	1,250	1,250

Shareholders' equity
Capital stock (Note 6)
Preferred	1,535	1,485
Common	3,078	2,846
Contributed surplus	7	—
Retained earnings	8,327	8,710

	12,947	13,041

Total liabilities and shareholders' equity	$302,215	$278,040

Certain comparative amounts have been reclassified to conform with current year presentation.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(unaudited, in millions of dollars)

	For the three months ended		For the nine months ended
	July 31 2003	July 31 2002	July 31 2003	July 31 2002
Cash flows from (used in) operating activities
Net income (loss)	$501	$(405)	$575	$129
Adjustments to determine net cash flows
Provision for credit losses	59	1,250	269	1,975
Restructuring costs	5	—	98	—
Depreciation	79	81	227	228
Amortization of intangible assets	186	241	597	772
Goodwill impairment	—	—	624	—
Gain on sale of mutual fund record keeping and custody business	—	(22)	—	(40)
Stock option expense	2	—	7	—
Net investment securities (gains) losses	(18)	8	—	(40)
Changes in operating assets and liabilities
Future income taxes	(2)	(254)	(155)	(508)
Current income taxes payable	189	(104)	603	(220)
Interest receivable and payable	5	(522)	127	(415)
Trading securities	(1,484)	3,556	(11,605)	(810)
Unrealized gains and amounts receivable on derivatives contracts	1,131	(9,668)	(2,028)	(5,232)
Unrealized losses and amounts payable on derivatives contracts	(1,887)	8,497	1,455	4,277
Other	2,344	(1,049)	3,655	(412)

Net cash from (used in) operating activities	1,110	1,609	(5,551)	(296)

Cash flows from (used in) financing activities
Deposits	(13,205)	3,869	9,438	13,031
Securities sold under repurchase agreements	(8,293)	(2,371)	5,165	4,691
Securities sold short	358	(549)	2,625	2,034
Issuance of subordinated notes and debentures	903	4	905	6
Repayment of subordinated notes and debentures	(21)	(1)	(105)	(818)
Common shares issued for cash, net of expenses	—	—	—	393
Common shares issued on exercise of options	7	2	28	11
Common shares issued as a result of dividend reinvestment plan	71	53	204	112
Common stock options settled in cash, net of income taxes	—	(1)	—	(24)
Issuance of preferred shares	—	—	550	—
Redemption of preferred shares	(251)	—	(477)	—
Dividends paid on — preferred shares	(21)	(23)	(66)	(70)
— common shares	(183)	(180)	(545)	(538)
Other	—	2	—	—

Net cash from (used in) financing activities	(20,635)	805	17,722	18,828

Cash flows from (used in) investing activities
Interest-bearing deposits	(677)	(1,100)	(1,629)	(2,203)
Activity in investment securities
Purchases	(2,161)	(4,608)	(18,586)	(10,634)
Proceeds from maturities	2,101	874	5,318	4,209
Proceeds from sales	2,507	1,272	13,711	5,783
Loans	(1,495)	(4,029)	(4,083)	(6,838)
Proceeds from loan securitizations	3,729	758	6,363	(107)
Land, buildings and equipment	(43)	(110)	(36)	(68)
Securities purchased under resale agreements	15,754	4,260	(13,583)	(7,867)
Acquisitions and dispositions less cash and cash equivalents	—	31	—	(1,094)

Net cash from (used in) investing activities	19,715	(2,652)	(12,525)	(18,819)

Net changes in cash and cash equivalents	190	(238)	(354)	(287)
Cash and cash equivalents at beginning of period	1,358	1,912	1,902	1,961

Cash and cash equivalents at end of period represented by cash and non-interest-bearing deposits with other banks	$1,548	$1,674	$1,548	$1,674

Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,529	$1,742	$4,469	$5,366
Amount of income taxes paid during the period	77	(23)	205	451
Dividends per common share	.28	.28	.84	.84

Certain comparative amounts have been reclassified to conform with current year presentation.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited, in millions of dollars)

	For the nine months ended
	July 31 2003	July 31 2002
Preferred shares
Balance at beginning of period	$1,485	$1,492
Translation adjustment on shares issued in a foreign currency	(23)	(1)
Proceeds from shares issued for cash	550	—
Share redemptions	(477)	—

Balance at end of period	1,535	1,491

Common shares
Balance at beginning of period	2,846	2,259
Proceeds from shares issued for cash	—	400
Proceeds from shares issued on exercise of options	28	11
Proceeds from shares issued as a result of dividend reinvestment plan	204	112

Balance at end of period	3,078	2,782

Contributed surplus
Balance at beginning of period	—	—
Stock option expense (Note 1)	7	—

Balance at end of period	7	—

Retained earnings
Balance at beginning of period	8,710	9,653
Net income (loss)	575	129
Preferred dividends	(66)	(70)
Common dividends	(545)	(538)
Foreign currency translation adjustments, net of income taxes	(338)	51
Stock options settled in cash, net of income taxes	—	(24)
Other	(9)	(7)

Balance at end of period	8,327	9,194

Total common equity	11,412	11,976

Total shareholders' equity	$12,947	$13,467

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)

        These consolidated interim financial statements should be read in conjunction with the Bank's consolidated financial statements for the year ended October 31, 2002. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of application as the Bank's consolidated financial statements for the year ended October 31, 2002 except as discussed in Note 1.

NOTE 1: CHANGES IN ACCOUNTING POLICY

        As of November 1, 2002, the Bank adopted a new accounting standard on stock-based compensation. As permitted, under the standard, the Bank has elected to adopt the fair value method of accounting for stock options. For the third quarter of 2003, the Bank recognized compensation expense of $2 million for stock option awards and $7 million for the nine month period ended July 31, 2003 in the Consolidated Interim Statement of Operations. No compensation expense is recorded for stock options awarded and outstanding prior to adoption of the new accounting standard. The fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model with the following assumptions: (i) risk-free interest rate of 4.29%, (ii) expected option life of 5.5 years, (iii) expected volatility of 32.3% and (iv) expected dividend yield of 3.04%. During the nine months ended July 31, 2003, 4,065,116 options were granted with a weighted-average fair value of $8.94 per option.

        As of February 1, 2003, the Bank prospectively adopted the new accounting guideline on disclosure of guarantees. The guideline stipulates the financial statement disclosures to be made by a guarantor about its obligations under certain guarantees, as detailed in Note 9.

        On April 1, 2003, the Bank adopted two new Canadian Emerging Issues Committee abstracts on the accounting for severance and termination benefits and the accounting for costs associated with exit and disposal activities (including costs incurred in a restructuring). The new abstracts generally require recognition of costs related to severance, termination and exit and disposal activities in the period when they are incurred rather than at the date of commitment to an exit or disposal plan.

NOTE 2: ALLOWANCE FOR CREDIT LOSSES

        The Bank's allowance for credit losses at July 31, 2003 and July 31, 2002 is shown in the table on the following page.

	July 31 2003				July 31 2002
(millions of dollars)	Specific allowance	General allowance	Sectoral allowance	Total	Specific allowance	General allowance	Sectoral allowance	Total
Balance at beginning of year	$1,074	$1,141	$1,285	$3,500	$179	$1,141	$—	$1,320
Provision for credit losses charged to the Consolidated Interim Statement of Operations	309	—	(40)	269	1,105	—	870	1,975
Transfer from sectoral to specific	501	—	(501)	—	—	—	—	—
Write-offs[1]	(1,175)	—	—	(1,175)	(572)	—	—	(572)
Recoveries	91	—	37	128	99	—	—	99
Other, including foreign exchange rate changes	(91)	—	(83)	(174)	1	—	—	1

Allowance for credit losses at end of period	$709	$1,141	$698	$2,548	$812	$1,141	$870	$2,823

1
For the nine months ended July 31, 2003, $24 million of write-offs related to restructured loans (2002 — $34 million).

NOTE 3: SEGMENTED INFORMATION

      The Bank's operations and activities are organized around the following businesses: Personal and Commercial Banking, Wholesale Bank and Wealth Management. Results for these segments for the three and nine months ended July 31, 2003 and July 31, 2002 are presented in the tables below.

NOTE 4: LOAN SECURITIZATIONS

        During the third quarter, the Bank securitized government guaranteed residential mortgage loans through the creation of mortgage-backed securities and received cash proceeds of $2,339 million (Q3, 2002 — $1,273 million). There are no expected credit losses as the mortgages are government guaranteed. The impact of this transaction on the Bank's net income for the quarter is immaterial.

        During the third quarter, the Bank also securitized $1,500 million in credit card receivables and retained the rights to future excess interest on the receivables valued at $27 million. The gain on sale, net of transaction fees and expenses was $18 million ($11 million after-tax). The Bank retained the responsibility for servicing the credit card receivables. The key assumptions used to value the sold and retained interests included a monthly payment rate of 36.5%, a discount rate of 3.89% and expected credit losses of 3.29%.

        In addition, during the third quarter, the Bank securitized commercial mortgages of $302 million (Q3, 2002 — $89 million) and had maturities of previously securitized loans and credit card receivables of $412 million (Q3, 2002 — $604 million). As a result the third quarter net proceeds from loan securitizations were $3,729 million (Q3, 2002 — $758 million).

RESULTS BY BUSINESS SEGMENT

	Personal and Commercial Banking
For the three months ended	July 31 2003	July 31 2002
Net interest income (on a taxable equivalent basis)	$1,031	$1,020
Provision for credit losses	105	132
Other income	466	438
Non-interest expenses excluding non-cash intangible amortization	873	879

Income (loss) before provision for (benefit of) income taxes and non-controlling interest	519	447
Provision for (benefit of) income taxes (TEB)	184	165
Non-controlling interest in net income of subsidiaries	—	—

Net income (loss) — cash basis	$335	$282

Non-cash intangible amortization, net of income taxes
Net income (loss) — reported basis
Total assets (billions of dollars) — balance sheet	$113.3	$113.4
— securitized	23.9	21.5

	Personal and Commercial Banking
For the nine months ended	July 31 2003	July 31 2002
Net interest income (on a taxable equivalent basis)	$3,062	$3,026
Provision for credit losses	332	385
Other income	1,328	1,277
Non-interest expenses excluding non-cash intangible amortization	2,590	2,615

Income (loss) before provision for (benefit of) income taxes and non-controlling interest	1,468	1,303
Provision for (benefit of) income taxes (TEB)	518	476
Non-controlling interest in net income of subsidiaries	—	—

Net income (loss) — cash basis	$950	$827

Non-cash intangible amortization, net of income taxes
Net income (loss) — reported basis
1
The taxable equivalent basis adjustment is reflected in each segments' results and eliminated in the Corporate segment.

NOTE 5: SUBORDINATED NOTES AND DEBENTURES

        On May 20, 2003, the Bank issued $900 million aggregate principal amount of 5.69% subordinated medium term notes due June 3, 2018.

NOTE 6: CAPITAL STOCK

(thousands of shares)	July 31 2003	Oct. 31 2002
Preferred shares issued by the Bank:
Class A — Series G	—	7,000
Class A — Series H	9,000	9,000
Class A — Series I	16	16
Class A — Series J	16,384	16,384
Class A — Series K	—	6,000
Class A — Series L	—	2,000
Class A — Series M	14,000	—
Class A — Series N	8,000	—

Preferred shares issued by TD Mortgage Investment Corporation:
Series A	350	350

Common shares — outstanding	653,365	645,399
Options to purchase common shares — outstanding	25,404	23,859

        On May 1, 2003, the Bank redeemed all the outstanding Class A First Preferred Shares, Series G at the price of US$25 per share.

        On February 3, 2003, the Bank redeemed all the outstanding Class A First Preferred Shares, Series K at a price of $25 per share and all the outstanding Class A First Preferred Shares, Series L at a price of US$25 per share. In addition, on February 3, 2003, the Bank issued 14 million in Class A First Preferred Shares, Series M ("Series M shares") for cash consideration of $350 million or $25 per share. The regular quarterly cash dividend payable per Series M share, if declared, is $0.29375.

        On April 30, 2003, the Bank issued 8 million in Class A First Preferred Shares, Series N ("Series N shares") for cash consideration of $200 million or $25 per share. The regular quarterly cash dividend payable per Series N share, if declared, is $0.2875.

						(in millions of dollars)
Wholesale Bank		Wealth Management		Corporate[1]		Total
July 31 2003	July 31 2002	July 31 2003	July 31 2002	July 31 2003	July 31 2002	July 31 2003	July 31 2002
$380	$433	$113	$106	$(122)	$(155)	$1,402	$1,404
(40)	1,132	—	—	(6)	(14)	59	1,250
167	98	471	418	89	84	1,193	1,038
317	248	465	480	42	34	1,697	1,641

270	(849)	119	44	(69)	(91)	839	(449)
98	(307)	37	26	(123)	(95)	196	(211)
—	—	—	—	23	13	23	13

$172	$(542)	$82	$18	$31	$(9)	$620	$(251)

						119	154

						$501	$(405)

$156.5	$167.0	$20.4	$20.0	$12.0	$9.2	$302.2	$309.6
.1	.2	—	—	(5.9)	(6.6)	18.1	15.1

Wholesale Bank		Wealth Management		Corporate[1]		Total
July 31 2003	July 31 2002	July 31 2003	July 31 2002	July 31 2003	July 31 2002	July 31 2003	July 31 2002
$1,125	$1,061	$314	$319	$(264)	$(494)	$4,237	$3,912
(40)	1,649	—	—	(23)	(59)	269	1,975
545	1,039	1,261	1,337	196	222	3,330	3,875
1,398	959	1,665	1,459	154	86	5,807	5,119

312	(508)	(90)	197	(199)	(299)	1,491	693
97	(207)	89	93	(236)	(324)	468	38
—	—	—	—	69	48	69	48

$215	$(301)	$(179)	$104	$(32)	$(23)	$954	$607

						379	478

						$575	$129

NOTE 7: RESTRUCTURING COSTS

        During the second quarter, the Bank announced a restructuring of the international unit of its wealth management business. Declining volumes in the discount brokerage business worldwide have resulted in excess capacity, which impacted the Bank's ability to profitably run a global brokerage model. Restructuring plans for this unit include a streamlining of the U.K. operations and discussions with joint venture partners to agree on appropriate plans to manage the business in light of current trading volumes. The Bank recognized a total of $26 million of pre-tax restructuring costs, with $21 million recognized in the second quarter and $5 million recognized in the third quarter of fiscal 2003. The restructuring was completed by the end of the third quarter of fiscal 2003. Of the $26 million in pre-tax restructuring costs, $7 million relates to lease termination costs and other premises related expenses and the remainder of the restructuring costs of $19 million relates to write downs of software and systems development costs.

        During the second quarter, the Bank also announced a restructuring of its U.S. equity options business in its Wholesale Bank. Dramatic volume and margin declines have had a significantly negative impact on this business. Consequently, the Bank determined that it was necessary to shift its strategy and focus solely on the equity options group centered in Chicago. As a result, the Bank recognized a total of $72 million of pre-tax restructuring costs in the second quarter of fiscal 2003. Of the $72 million in pre-tax restructuring costs, $31 million relates to severance and employee support costs, $10 million relates to lease termination costs and other premises related expenses and the remainder of the restructuring costs of $31 million relates to other expenses and revenue reserves directly related to the restructuring. The Bank expects the restructuring to be substantially complete by the end of fiscal 2004.

        As at July 31, 2003, the total unutilized balance of restructuring costs of $53 million shown below is included in other liabilities in the Consolidated Interim Balance Sheet.

	For the three months ended July 31, 2003
(millions of dollars)	Human Resources	Real Estate	Technology	Other	Total
Balance at beginning of period	$14	$29	$11	$20	$74
Restructuring costs arising during the period
Wealth Management	—	2	3	—	5
Amount utilized during the period
Personal and Commercial Banking	—	4	—	—	4
Wholesale Bank	3	2	1	6	12
Wealth Management	—	1	9	—	10

Balance at end of period	$11	$24	$4	$14	$53

	For the nine months ended July 31, 2003
(millions of dollars)	Human Resources	Real Estate	Technology	Other	Total
Balance at beginning of period	$6	$29	$1	$—	$36
Restructuring costs arising during the period
Wholesale Bank	31	10	4	27	72
Wealth Management	—	7	19	—	26
Amount utilized during the period
Personal and Commercial Banking	—	15	—	—	15
Wholesale Bank	26	2	2	13	43
Wealth Management	—	5	18	—	23

Balance at end of period	$11	$24	$4	$14	$53

NOTE 8: GOODWILL IMPAIRMENT

        During the second quarter, the Bank reviewed the value of goodwill assigned to the international unit of its wealth management business and determined that an impairment in value existed in this business given that the Bank's ability to profitably run a global brokerage business has been impacted by declining volumes in the discount brokerage business worldwide. As a result, a goodwill impairment loss of $274 million has been charged to income in the second quarter of fiscal 2003.

        In addition, during the second quarter, the Bank reviewed the value of goodwill assigned to its U.S. equity options business in its Wholesale Bank and determined that an impairment in value existed in this business given the dramatic volume and margin declines. The Bank determined that the benefits of the U.S. equity options acquisition in fiscal 2002 had not been realized. Consequently, a $350 million pre-tax goodwill impairment charge was recognized in income in the second quarter of fiscal 2003 and a related future income tax asset of $117 million was recorded for a net-of-tax charge of $233 million.

NOTE 9: GUARANTEES

        A guarantee is defined to be a contract that contingently requires the Bank to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement, or (iii) failure of another third party to pay its indebtedness when due.

        Significant guarantees that the Bank has provided to third parties include the following:

Financial and performance standby letters of credit

        Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. Generally, the term of these letters of credit does not exceed four years.

Assets sold with recourse

        In connection with certain asset sales, the Bank typically makes representations about the underlying assets in which the Bank may have an obligation to repurchase the assets or indemnify the purchaser against any loss. The term of these guarantees does not exceed four years.

Credit enhancements

        The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. The term of these credit facilities ranges from ten to seventeen years.

Written put options

        Written put options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.

        Written put options can be used by the counterparty to hedge foreign exchange, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are "guarantees" under the definition contained in the accounting guideline. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, predefined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties.

Indemnification agreements

        In the normal course of operations, the Bank provides indemnifications in agreements with various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank may be required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of the indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.

        The table below summarizes at July 31, 2003, the maximum potential amount of future payments that could be made under the guarantee agreements without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

(millions of dollars)	July 31 2003
Financial and performance standby letters of credit	$7,327
Assets sold with recourse	1,921
Credit enhancements	128

Total	$9,376

NOTE 10: FUTURE ACCOUNTING CHANGES

        During the second quarter, the Canadian Accounting Standards Board approved, a new accounting guideline on consolidation of variable interest entities. The guideline is harmonized with a recently issued U.S. standard for variable interest entities and will be effective in the Bank's second quarter of fiscal 2004. The Bank is currently evaluating the impact of the new guidance and as a result the impact is not yet quantifiable.

NOTE 11: SUBSEQUENT EVENT

        On August 15, 2003, the Bank announced the proposed acquisition of 57 Laurentian Bank branches outside the Province of Quebec, subject to regulatory approval. The all-cash purchase price reflects the value of assets acquired, less liabilities assumed plus a premium of $112.5 million. The acquisition is expected to close on October 31, 2003.

Shareholder and Investor Information

Shareholder Services
Call the Shareholders Relations department:
1-866-756-8936

Call toll free in Canada or the United States:
1-800-4NEWS-TD (1-800-463-9783). In Toronto, call:
(416) 982-NEWS [(416) 982-6397]. Outside of Canada,
1-866-756-8936

Internet website: www.td.com
Internet e-mail: customer.service@td.com

General Information
Financial: Contact Corporate & Public Affairs
(416) 982-8578

Products and services: Contact TD Canada Trust,
24 hours a day, seven days a week:
1-866-567-8888
French: 1-800-895-4463
Cantonese/Mandarin: 1-800-387-2828
Telephone device for the deaf: 1-800-361-1180

Annual Meeting
Thursday, March 25, 2004
Shaw Conference Centre
Edmonton, Alberta

Online Investor Presentation: Full financial statements and a presentation to investors and analysts (available on August 28) are accessible from the home page of the TD Bank Financial Group website, www.td.com, by clicking on The Toronto-Dominion Bank 2003 3rd Quarter Results.

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group's quarterly earnings conference call with investors and analysts is scheduled on August 28, 2003 at 3:00 p.m. EDT. The call is webcast via the TD Bank Financial Group website at www.td.com. In addition, recordings of the presentations are archived on TD's website and will be available for replay for a period of at least one month.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from August 28, 2003 to September 28, 2003. Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21011661 (pound key).

Software Required for Webcast: A Netscape Navigator 4.5 or Microsoft Internet Explorer 4.0 browser or better is required to access the webcast via the internet. Real Player is also required to access the webcast. To download Real Player, go to www.real.com.

About TD Bank Financial Group

        The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$302 billion in assets, as of July 31, 2003. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information:
Dan Marinangeli, Executive Vice President and Chief Financial Officer, (416) 982-8002;
Scott Lamb, Vice President, Investor Relations, (416) 982-5075;
Neil Parmenter, Senior Manager, External Communications, (416) 308-0836

QuickLinks

FORM 6-K SIGNATURES
TD BANK FINANCIAL GROUP DECLARES DIVIDENDS
TD BANK FINANCIAL GROUP REPORTS THIRD QUARTER RESULTS: VERY STRONG QUARTER DRIVEN BY SOLID PERFORMANCE
CONSOLIDATED INTERIM STATEMENT OF OPERATIONS (unaudited, in millions of dollars)
CONSOLIDATED INTERIM BALANCE SHEET
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)